AMENDMENT

TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

U.S. PREMIUM BEEF, LLC

THIS AMENDMENT (the “Amendment”) to the Limited Liability Company Agreement of U.S. Premium Beef, LLC, a Delaware limited liability company (the “Company”), is effective as of the adjournment of the Annual Meeting of the Members on December 9, 2009.

WHEREAS, the Company is governed by the terms of that certain Limited Liability Company Agreement, as amended from time to time (collectively, the “LLC Agreement”), ;

WHEREAS, the Company’s Board of Directors’ approved a certain proposal for the amendment of Section 5.3(d) of the LLC Agreement and on November 16, 2009 provided notice that the proposed amendment to the LLC Agreement would be submitted to the Company’s members for approval at the Annual Meeting of the Members;

WHEREAS, at the Annual Meeting held on December 9, 2009, the Company’s members approved  the proposed amendment to the LLC Agreement by the vote required under the LLC Agreement for such amendments; and

WHEREAS, all capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the LLC Agreement.

NOW THEREFORE, the Company does hereby amend the LLC Agreement according to the terms set forth herein:

1.         Section 5.3(d) of the LLC Agreement.  Section 5.3(d) of the LLC Agreement is hereby amended and restated to read as follows:

(d)  Number.  The board shall consist of not less than seven (7) Directors elected by Members, as determined by the Board from time to time.  Seven (7) of the Directors serving on the Board shall always be elected by the Class A Members and any designations for the Directors elected by the Class A Members shall be approved solely by the Class A Members taking action in the same manner as provided for electing or removing Directors under Section 4.5(d).  Between zero (0) and five (5) Directors shall represent the Class B Members as determined by the Board from time to time, provided that no reduction in the number of Directors shall shorten the term of a director previously elected.  The Directors representing the Class B Members may (as determined by the Board):  (1) be appointed by the Board; or (2) be appointed or elected by the Class B Members.  The Board shall have the power to divide the Class B Units into two or more subclasses, and allocate the right to elect or appoint Directors among the Class B Members on the basis of the subclasses.  Members holding any Units of any Other Class shall have the right to elect or appoint Directors as provided in the designations governing the Class.

2.             No Other Amendment.  Except as expressly set forth herein, the LLC Agreement remains unchanged and in full force and effect.

3.             Interpretation.  This Amendment will be construed in accordance with the terms of the LLC Agreement, as modified hereby.

IN WITNESS WHEREOF, the undersigned has executed this Amendment effective as of the date first above written.

U.S. PREMIUM BEEF, LLC

By: /s/ Steven D. Hunt
Steven D. Hunt,
Chief Executive Officer